Exhibit 99.3

Basic Information
Proposed Stock Option Exchange Program

Basic Information

•
Option exchange programs are governed by Securities and Exchange Commission and New York Stock Exchange regulations. Details of the proposed exchange program are outlined in our definitive proxy statement, which can be found at [link].

•	With stockholder approval, we anticipate that the exchange program will commence in June 2017.

•
Once a date is set to begin the exchange, eligible employees will receive detailed information. So don’t worry - you will be provided with everything you need to know to make a decision that’s right for you. Once the exchange begins, you will have 20 business days to decide whether to participate.

•
Which options are eligible for exchange?  Only those stock options that are outstanding and unexercised as of immediately prior to our commencement of the tender offer (the “Exchange Offer”) and that are “underwater” because they have an exercise price that is greater than the fair market value of the Class A common stock and Class B common stock on the exchange date, which is currently expected to be the first business date after the expiration of the Exchange Offer.

•
Is anyone excluded from participating? Our President, Chief Executive Officer, and Chairman, Chief Technology Officer, and Chief Financial Officer (James Park, Eric Friedman and Bill Zerella) - as well as our board members, are not allowed to participate in the exchange program. Former employees who still hold options also are excluded.

•	Eligible employees participating in the stock option exchange program will receive one new restricted stock unit, or RSU, for every two shares subject to a surrendered stock option.

•
Vesting of the RSUs will be determined based on the vesting of the stock options exchanged. The new RSUs will generally vest over the remaining vesting period of the surrendered stock option (subject to a one-year minimum vesting period), subject to the eligible employee’s continued service with us over the remaining vesting period.

•
Outside of the United States, an option exchange may be subject to local regulations that will result in differences in how the exchange is executed. Whenever possible, we will follow the same approach in all countries. Eligible employees outside the United States will receive information about their local plan at the appropriate time.

•	If you have questions, please email [ ].

Key legal disclosure

The option exchange described in this summary has not yet commenced. Fitbit, Inc., or Fitbit, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Eligible Employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by Fitbit’s stockholders with respect to the option exchange discussed in this summary, Fitbit has filed a definitive proxy statement with the SEC. Fitbit stockholders are urged to read the definitive proxy statement before making any voting decision regarding the option exchange, because they will contain important information about the proposal to be voted on by stockholders referenced in this summary.

Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, California 94105, Attention: Investor Relations.